Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com


09046514

Brambles

1 July 2009

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


SUPPL

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

7/13

{CW 00051970}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 June 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr M F Ihlein.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	5 MAY 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Ihlein has a beneficial interest in 71 shares Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	4 June 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 151 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 151 BXB shares.
Class	Ordinary shares
Number acquired	71

{CW 00050568}+ See chapter 19 for defined terms.

Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.91 per share
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 222 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 222 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computershare Nominees CI Limited (Acquired Shares) and allocation of Conditional Share Rights (Matching Share Rights).
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

{CW 00050568}+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 June 2009

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Disclosure and Transparency Rules of transactions in the shares of Brambles Limited by a person who is a "person discharging managerial responsibilities" (PDMR).

The persons discharging managerial responsibility are not Directors of Brambles Limited.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

57 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AUD5.91 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 MAY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 187 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

4 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

4 JUNE 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 57 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 187 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 5 JUNE 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

71 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.91 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 MAY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 222 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

4 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

4 JUNE 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 71 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 222 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 5 JUNE 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

58 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.91 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 MAY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 27,920 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

4 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

4 JUNE 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 58 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,356 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 5 JUNE 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

58 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.91 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 MAY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,576 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

4 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

4 JUNE 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 58 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 210,051 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 5 JUNE 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 June 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 6,073 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,073
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	6,073 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 June 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,401,830,201	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,795,875	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 June 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 June 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing changes in interests in the securities of Brambles Limited for Mr G J Kraehe AO.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{CW 00051680}

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM JOHN KRAEHE AO
Date of last notice	5 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding of Invia Custodians for Graham John Kraehe Self Managed Superannuation Fund
Date of change	4 June 2009
No. of securities held prior to change	41,561 ordinary shares held by Invia Custodians for Graham John Kraehe Self Managed Superannuation Fund
Class	Ordinary shares
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.0325 per share
No. of securities held after change	61,561 ordinary shares held by Invia Custodians for Graham John Kraehe Self Managed Superannuation Fund

{CW 00051681}+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase.
Any Additional information	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

{CW 00051681}+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 June 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 38,838 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,838
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	10,000 @ $0.00 per share 14,419 @ $3.50 per share 14,419 @ $4.75 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 June 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,401,869,039	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,755,500	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 June 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 June 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing changes in interests in the securities of Brambles Limited for S C H Kay.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SARAH CAROLYN HAILES KAY
Date of last notice	26 MARCH 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	23 June 2009
No. of securities held prior to change	10,400
Class	Ordinary shares
Number acquired	3,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.76 per share
No. of securities held after change	8,500 ordinary shares in BXB held by the Carolyn Kay Superannuation Fund and 4,900 ordinary shares in BXB held by Sarah Carolyn Hailes Kay

{SLM 00051932}+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase.
Any Additional information	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

{SLM 00051932}+ See chapter 19 for defined terms.

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 05-Jun-2009
Number	4302T07

RNS Number : 4302T
Brambles Limited
05 June 2009

Brambles Limited
Company Number: 118 896 021

5 June 2009

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited Mr M F Ihlein.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name	BRAMBLES LIMITED

82-5205

of entity	("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	5 MAY 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computerst Nominees on behalf of MyShare participants. Mr I has a beneficial interest in 71 shares Computers Nominees CI LTD <Brambles MyShare Control A/(the registered holder.
Date of change	4 JUNE 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family St Fund. Performance share rights over 465,764 BXB shares 151 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 151 BXB shares.
Class	Ordinary shares
Number acquired	71
Number disposed	-

82-5205

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.91 per share
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Sı Fund. Performance share rights over 465,764 BXB shares 222 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 222 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computershare Nominees CI Limited (Acquired Shares) and allocatic of Conditional Share Rights (Matching Share Rights)
Any Additional information	MyShare is a global employee share ownership ı full details of which are set out in the 2008 Notic Annual General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSCKPKNPBKKFAK

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Regulatory

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:03 05-Jun-2009
Number	4303T07

RNS Number : 4303T
Brambles Limited
05 June 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above

or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

57 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AUD5.91 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 MAY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 187 ORDINARY SHARES

TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

4 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

4 JUNE 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 57 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 187 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD

COMPANY SECRETARY

Date of notification 5 JUNE 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the

issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

71 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.91 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 MAY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 222 ORDINARY SHARES

TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

4 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

4 JUNE 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 71 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 222 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD

COMPANY SECRETARY

Date of notification 5 JUNE 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

58 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.91 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 MAY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 27,920 ORDINARY SHARES

TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

4 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

4 JUNE 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 58 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,356 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD

COMPANY SECRETARY

Date of notification 5 JUNE 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

58 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.91 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 MAY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,576 ORDINARY SHARES

TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

4 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

4 JUNE 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 58 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 210,051 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD

COMPANY SECRETARY

Date of notification 5 JUNE 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:13 05-Jun-2009
Number	4309T07

RNS Number : 4309T
Brambles Limited
05 June 2009

Brambles Limited

Company Number: 118 896 021

5 June 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 6,073 ordinary shares in Brambles Limited have been issued have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

6,073

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

A$0.00

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

5 June 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number
1,401,830,201

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

8,795,875

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another

security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under

section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 5 June 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 09-Jun-2009
Number	5785T07

RNS Number : 5785T
Brambles Limited
09 June 2009

Brambles Limited
Company Number: 118 896 021

9 June 2009

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing changes in interests in the securities of Brambles Limited for Mr G J Kraehe AO.

Robert Gerrard
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")

ABN 89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM JOHN KRAEHE AO
Date of last notice	5 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding of Invia Custodians for Graham John Kraehe Managed Superannuation Fund
Date of change	4 June 2009
No. of securities held prior to change	41,561 ordinary shares held by Invia Custodians for Gra John Kraehe Self Managed Superannuation Fund
Class	Ordinary shares
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.0325 per share
No. of securities held after change	61,561 ordinary shares held by Invia Custodians for Gra John Kraehe Self Managed Superannuation Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase.

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of

"notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 09-Jun-2009
Number	5791T07

RNS Number : 5791T
Brambles Limited
09 June 2009

Brambles Limited

Company Number: 118 896 021

9 June 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 38,838 ordinary shares in Brambles Limited have been issued have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

38,838

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

10,000 @ A$0.00
14,419 @ A$4.75
14,419 @A$3.50

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

9 June 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,401,869,039

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

8,755,500

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 9 June 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	09:56 24-Jun-2009
Number	4144U09

RNS Number : 4144U
Brambles Limited
24 June 2009

Brambles Limited
Company Number: 118 896 021

24 June 2009

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for S C H Kay.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of	**BRAMBLES LIMITED** ("BXB")

entity	
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SARAH CAROLYN HAILES KAY
Date of last notice	26 MARCH 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	23 June 2009
No. of securities held prior to change	10,400
Class	Ordinary shares
Number acquired	3,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.76 per share
No. of securities held after change	8,500 ordinary shares in BXB held by the Carolyn K Superannuation Fund and 4,900 ordinary shares in held by Sarah Carolyn Hailes Kay
Nature of change Example: on-market trade, off-market trade,	On market purchase.

exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	
Any Additional information	

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

END

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